UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 1-12557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon  97024-9718

Cascade Corporation Savings and Investment Plan

Index

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year)

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Portland, Oregon

June 22, 2004

Cascade Corporation Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
ASSETS
Investments
Investments at fair value (Note 3)	$47,150,761	$35,994,821
Participant loans	803,428	896,064
Total investments	47,954,189	36,890,885

Receivables
Employer contribution	243,374	238,074
Net assets available for benefits	$48,197,563	$37,128,959

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$7,919,796
Interest and dividends	726,224
8,646,020
Contributions
Participant	2,305,620
Employer	1,653,716
Rollover	42,927
4,002,263
Total additions	12,648,283

Deductions from net assets attributed to
Benefits paid to participants	1,576,754
Administrative expenses	2,925
Total deductions	1,579,679

Net increase	11,068,604

Net assets available for benefits
Beginning of year	37,128,959
End of year	$48,197,563

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.              Description of the Plan

The following brief description of the Cascade Corporation Savings and Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) on January 1, 1987 to provide a means for savings and investment by employees for retirement purposes.  The Plan was amended as of January 1, 1989 to include an employer contribution element and further amended January 1, 1994 to increase the Company’s contribution.  In addition, the Plan was amended January 1, 2001 to reflect various statutory requirements (so-called “GUST” amendments) as well as certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Sections 401 and 501 of the Internal Revenue Code (“IRC”), as amended, and related regulations.  The Plan is administered by a committee (the “Committee”) composed of management and employees of the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement, are eligible to participate in the Plan.  For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the day preceding the anniversary of an employee’s date of hire or a calendar year starting after date of hire during which the employee has rendered at least 1,000 hours of service) is required.

Contributions

Participants may defer 1 percent to 100 percent of their pretax annual compensation up to the maximum allowable by the IRC.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are allowed to change their contribution percentage at any time.  Taxes on these contributions and the related earnings are deferred under Section 401(k) of the IRC.

As an incentive for participants to save, the Company contributes a 50 percent match on the participant's first 6 percent of base compensation contributed to the Plan.  The Company also makes a similar 50 percent matching contribution for certain additional elective deferrals on the participant's first 2 percent of base compensation contributed to the Plan.  Additionally, the Company contributes an amount equal to 4 percent of the participant’s base compensation (employer defined contribution).  Total contributions to a participant’s account in any plan year may not exceed the lesser of $40,000 or 100 percent of the participant’s compensation.  However, participants who reach age 50 during a calendar year are eligible to contribute an additional amount ($2,000 for calendar year 2003).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of investment income or loss.  The investment income or loss allocation is based on performance of investments in each participant's account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are fully vested at all times in their own contributions, including earnings thereon.  Once eligibility is satisfied, participants are fully vested at all times in the employer’s matching contributions, including the earnings thereon.  A participant is fully vested in the employer’s defined contribution after five years of service.  Defined contribution accounts are fully vested upon normal or disability retirement and upon death while an employee.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions.  At December 31, 2003 and 2002, forfeited nonvested accounts totaled $271,394 and $209,600, respectively.

Payment of Benefits

Participant contributions and the vested portion of the Company contributions, including earnings thereon, may be withdrawn upon approval by the Committee for a financial hardship as stipulated in the Plan provisions.  Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant.  Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold.  Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution.  At December 31, 2003, there were no benefits due to participants that had not yet been paid.

Participant Loans

The Plan allows for discretionary loans to participants.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Participant loans are secured by the balance remaining in the participant’s account, and loan repayments are paid through payroll deductions.  Loan terms range from one to five years.  The interest rate for a participant loan is fixed as of the loan issue date, and is based on the US Prime Rate plus 1 percent.  As of December 31, 2003, the participant loan interest rate was 5 percent.

2.              Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Estimates are based on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time.  Actual results could differ from those estimates under different assumptions or conditions.

Investment Valuation and Income Recognition

Investments in the Plan have been recorded at fair value at December 31, 2003 and 2002 as determined by quoted closing market prices reported on national securities exchanges or other markets, as applicable.  Shares of mutual funds are valued at the net asset values of shares held by the Plan at year end.  Participant loans are stated at cost, which approximates fair value based on prevailing interest rates.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded when earned.  The plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, common or commingled trust funds and receivables.  The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

All administrative and investment management expenses of the Plan are paid by the Company, except for transactional charges such as loan and stock trading fees, which are paid by the particular participants involved.  Loan and stock trading fees totaling $2,925 for the Plan year ended December 31, 2003 were paid by participants.

3.              Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2003	2002
Putnam S&P 500 Index Fund, 371,529 and 341,720 shares, respectively	$10,321,076	$7,394,821
Putnam Stable Value Fund, 7,985,847 and 7,490,730 shares, respectively	7,985,847	7,490,730
The George Putnam Fund of Boston, 422,484 and 385,553 shares, respectively	7,173,774	5,706,178
Cascade Corporation common stock, 242,283 and 286,283 shares, respectively	5,402,908	4,566,210
Putnam New Opportunities Fund, 102,610 and 94,421 shares, respectively	3,870,452	2,684,400
Strong Growth & Income Fund, 169,241and 145,737 shares, respectively	3,330,658	2,309,925
Janus Mercury Fund, 160,506 and 125,042 shares, respectively	3,129,862	1,845,621
Putnam International Equity Fund, 132,286 and 118,480 shares, respectively	2,733,020	1,944,265

Investments at fair value are comprised of the following at December 31:

	2003	2002
Cascade Corporation common stock	$5,402,908	$4,566,210
Mutual funds	23,200,948	16,403,662
Common or commingled trust funds	18,306,923	14,885,551
Other common stock	239,982	139,398
	$47,150,761	$35,994,821

During 2003 the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $7,919,796 as follows:

Cascade Corporation common stock	$1,645,581
Mutual funds	4,018,458
Common or commingled trust funds	2,210,548
Other common stock	45,209
$7,919,796

4.              Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

5.              Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company, the Plan trustee, and therefore, these transactions qualify as exempt party-in-interest transactions.

Mutual funds and common collective trust funds managed by Putnam Fiduciary Trust Company amounted to $32,684,334 and $25,540,544 at December 31, 2003 and 2002, respectively.

Certain Plan investments are shares of Company common stock.  Purchases and sales of Company common stock were $682,672 and $1,491,555, respectively, for the year ended December 31, 2003.  At December 31, 2003 and 2002, the Plan held $5,402,908 and $4,566,210, respectively, of Company common stock.

Fees paid to Putnam Fiduciary Trust Company by the Company on behalf of the Plan for investment management services amounted to $4,498 for the year ended December 31, 2003.

6.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

7.              Reconciliation of Financial Statements to Form 5500

There were no differences between the Form 5500 and the financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003.

Cascade Corporation Savings and Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost*	(e) Current Value

**	Putnam S&P 500 Index Fund	Common Collective Trust	—	$10,321,076
**	Putnam Stable Value Fund	Common Collective Trust	—	7,985,847
**	The George Putnam Fund of Boston	Mutual Fund	—	7,173,774
**	Cascade Corporation	Common Stock	—	5,402,908
**	Putnam New Opportunities Fund	Mutual Fund	—	3,870,452
	Strong Growth & Income Fund	Mutual Fund	—	3,330,658
	Janus Mercury Fund	Mutual Fund	—	3,129,862
**	Putnam International Equity Fund	Mutual Fund	—	2,733,020
	Vanguard Bond Index Fund	Mutual Fund	—	1,187,732
	Franklin Small Mid Cap Growth Fund	Mutual Fund	—	1,175,285
**	Putnam Investors Fund	Mutual Fund	—	573,145
	Brokerage Securities	Common Stock in Self-Directed Brokerage Account	—	239,982
**	Putnam Money Market	Mutual Fund	—	27,019
**	Putnam Balanced Fund	Mutual Fund	—	1
**	Loan Fund	Employee loans with interest rates from 5.0 to 10.5 percent and maturities from 2004 to 2008	—	803,428
				$47,954,189

*                 Cost information has been omitted with respect to participant-directed investments under an individual account plan.

**          Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan

Date: June 28, 2004	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Richard S. Anderson
Richard S. Anderson